July 29, 2025

Gary Campbell
Chief Executive Officer
Cytta Corp.
5450 W Sahara Avenue, Suite 300A
Las Vegas, NV 89146

       Re: Cytta Corp.
           Form 8-K
           Filed July 11, 2025
           File No. 0-55976
Dear Gary Campbell:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 8-K filed on July 11, 2025
Item 4.02, page 2

1. We note you refer to discussions with your new auditors, Sadler Gibb. It is not clear if you received notice from them that disclosure should be made to prevent future reliance on your interim financial statements included in your December
31,
       2024 Form 10-Q. Accordingly, please amend your filing to:
           indicate whether you are filing under Item 4.02(a) or Item 4.02(b); disclose whether the Board of Directors, Committee of the Board of
Directors or
           authorized Officers concluded that your financial statements should no longer be relied on; or
           disclose whether you were advised or notified that disclosure should be made or action taken to prevent future reliance on previously issued financial statements;
           disclose whether the audit committee, or the Board if no audit committee, or
           authorized officers, discussed with Company   s independent
accountant the
           matters being disclosed; and
 July 29, 2025
Page 2

             if you were advised or notified by your independent accountant that disclosure should be made or action taken, file as an exhibit a copy of any letter received from your accountant regarding disclosures being made by the Company.

       We remind you that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Joseph Cascarano, Staff Accountant, at (202) 551-3376 or Robert
Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding this comment.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology